March 23, 2006

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-7010

Attention:  Rufus Decker

Accounting Branch Chief

Re:	AEP Industries Inc. – Annual Report on Form 10-K
For the Fiscal Year Ended October 31, 2005
Filed with the Commission on January 31, 2006
Commission File No. 0-14450

Dear Mr. Decker:

We refer to your letter dated March 9, 2006 in which you provided comments (the “Comment Letter”) on behalf of the staff of the Securities and Exchange Commission (the “Commission”) to AEP Industries Inc. (the “Company”) with respect to the Company’s response letter dated February 22, 2006, pertaining to the Company’s Form 10-K for the fiscal year ended October 31, 2005 (the “Form 10-K”).  This letter responds to the staff’s comments as indicated below.  For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

Consolidated Statements of Cash Flows

1.                                      We read your response to comment 4.  Since you disclose on page 25 that the $22.9 million you received represented a cash advance and you retained the receivables, we do not understand how you met the criteria in paragraph 9 of SFAS 140 for sales treatment.  Paragraph 12 of SFAS 140 says that if the criteria in paragraph 9 are not met, the transaction should be reflected as a secured borrowing as explained in paragraph 15 of SFAS 140.  This would result in the $22.9 million cash advance being reflected as a financing cash inflow.  Subsequent repayments of the advance would be reflected as a financing cash outflow. Actual collections on the receivables would be an operating cash inflow.  Please advise or revise your presentation and show us what it will look like.

The transaction referred to in the staff’s comment did not meet sales treatment as described in SFAS 140.  We agree that, as outlined in paragraph 9 of SFAS 140, we did not surrender control over the trade accounts receivable of our Pacific operations and as such, the advance should be treated as a secured borrowing (using the trade accounts receivable as collateral) in the consolidated statement of cash flows for the year ended October 31, 2005, in accordance with paragraph 12 of SFAS 140.  However, as discussed below, the impact on our consolidated statement of cash flows for the year ended October 31, 2005 is immaterial and therefore we have not revised our cash flow presentation for such period.

The buyer of our Pacific operations provided us with a $22.9 million cash advance against trade receivables.  The subsequent cash collections on these trade receivables of $22.8 million were remitted directly to the buyer of the Pacific operations and applied against the loan balance between the Company and the buyer.   If we were to reflect the advance as a secured borrowing in the consolidated statement of cash flows for the year ended October 31, 2005, the $22.9 million cash advance would be recorded as a financing cash in-flow, the $22.8 million of cash collected on the trade receivables during the year ended October 31, 2005 would be recorded as an operating cash in-flow, and the $22.8 million repayment of the monies advanced would be recorded as a financing cash out-flow.  The impact on the consolidated statement of cash flows for the year ended October 31, 2005 is an overstatement of the cash provided by the operating activities of discontinued operations of $77,000 and an understatement of the cash used in financing activities of discontinued operations by $77,000 for the year ended October 31, 2005.  We deem this impact to be immaterial to our consolidated statement of cash flows for the year ended October 31, 2005.

It should be noted that in our Form 10-Q for the quarterly period ended July 31, 2005, we reported cash flows from discontinued operation on a combined basis as a single amount.  As such, our consolidated statement of cash flows for the nine months ended July 31, 2005 included in our 10-Q for the quarterly period ended July 31, 2005 is not effected by our classification of this transaction.  In accordance with CPCAF Alert #90, “SEC Staff Position Regarding Changes to the Statement of Cash Flows Relating to Discontinued Operations,” we will separately disclose the operating, investing and financing portions of the cash flows attributable to our discontinued operations and the effects of exchange rate changes on cash in discontinued operations in our Form 10-Q for the nine months ended July 31, 2006 and 2005, and reflect this transaction as a secured borrowing (using the trade accounts receivable as collateral) in accordance with paragraph 12 of SFAS 140.  Our consolidated statement of cash flows for the nine months ended July 31, 2005 will be labeled as “Revised” and will include appropriate footnote disclosure.

Note 13 – Lease Commitments

2.                                      We read your response to comment 6.  Please explain to us whether you recorded a cumulative catch-up adjustment in your statement of operations when you determined that you were not properly accounting for the corporate office lease.  If so, please demonstrate to us the impact was not material to 2003.  If not, please tell us why not and provide us with your materiality assessment for each of these years: 2003, 2004 and 2005.  We would also like to see your materiality assessments on a quarterly basis for 2004, 2005 and the 2006 interim periods to date.  The materiality assessments for each period should be presented in relation to pre-tax income (loss) and show the as reported amount and the amount that would have been reported had the lease been properly accounted for correctly since its inception.  The materiality assessment should also take into account the materiality of reflecting the cumulative catch-up adjustment through that period’s pre-tax income (loss).  Please refer to SAB Topics 1:M and 5:F.

As previously described in our response letter dated February 22, 2006, in October 2003 we determined that the 25-year lease for our corporate office had not been properly straight-lined in accordance with SFAS 13. We determined that to properly state our consolidated financial statements as of October 31, 2003, retained earnings would need to be reduced by $744,000 (net of tax benefit), long term deferred tax assets would need to be increased by $456,000 and deferred rent liability would need to be increased by $1,200,000. Based on our evaluation, which is discussed in detail below, we concluded that these amounts were immaterial to our consolidated financial statements and as such, we did not record a cumulative catch-up adjustment in fiscal 2003.

For the evaluation of the impact on our consolidated statement of operations for the fiscal year ended October 31, 2003, we compared the actual lease expense recorded to the amount that would have been recorded using the straight-line method and determined that the lease expense recorded for fiscal 2003 was understated by $1,200.  As a result, we concluded that the impact of not correcting the corporate office lease was immaterial to our consolidated statement of operations for the fiscal year ended October 31, 2003.  Because we utilize the rollover method to evaluate uncorrected misstatements, we did not consider the entire balance sheet difference of $744,000 accumulated from the period from fiscal 1990 to fiscal 2002 as it did not relate to the result of operations for the year ended October 31, 2003.

For the evaluation of the impact on our consolidated balance sheet as of October 31, 2003, we determined that the total liabilities of $406,995,000 were understated by $744,000 or 0.18% (in accordance with SFAS No. 109, the long term deferred tax asset of $456,000 would be netted against the larger long term deferred tax liability balance resulting in a net long term deferred tax liability) and that shareholders’ equity of $50,330,000 was overstated by $744,000 or 1.48%.  As a result, we concluded that the impact of not correcting the corporate lease was immaterial to our consolidated balance sheet as of October 31, 2003.

Beginning on November 1, 2003, we began to straight-line the corporate lease over the remaining lease term of 136 months which will result in an additional $107,000 of annual lease expense being recorded in the consolidated statements of operations through fiscal 2015 when the lease expires.  We will continue to monitor the impact of recording an additional $107,000 of annual lease expense on our future filings.

Attached is a copy of the SAB 99 memorandum dated January 17, 2006 that documents our evaluation of the impact on our consolidated financial statements as of and for the fiscal years ended October 31, 2003, 2004 and 2005. In the SAB 99 memorandum we considered the impact on our quarterly filings for fiscal 2004 and 2005 and concluded that the impact on shareholders’ equity was most significant as of October 31, 2005 and therefore since the impact on shareholders’ equity was immaterial as of October 31, 2005 it would be immaterial for all of the fiscal 2004 and 2005 quarters.

In response to the Staff’s comment we have prepared and attached a supplemental analysis of the impact on a quarterly basis for 2004, 2005 and the first quarter of fiscal 2006.  Based on our evaluation, performed within the framework of SAB 99, we have concluded that the uncorrected misstatement is immaterial to our consolidated financial statements.

Acknowledgement

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 201-807-2324 should you have any questions.

Sincerely,

Lawrence R. Noll

Vice President, Controller and Secretary

cc:	Gus Rodriguez
Securities and Exchange Commission

Michael Ben
Honigman Miller Schwartz and Cohn LLP

To:	File

From:	Lawrence R. Noll

Subject:	SAB99 Materiality Memorandum Recording the Corporate Office 25 year lease

Date:	January 17, 2006

Background

In fiscal 1990, the Company signed a 25 year lease for our corporate office. Per terms of the lease agreement it included escalating rental payments over the term of the lease.  In fiscal 2003, it was discovered that the lease had not been properly straight lined in accordance with SFAS 13. The Company concluded that the adjustment was immaterial to the consolidated balance sheet for both liabilities and shareholders’ equity and therefore did not record the adjustment, which KPMG concurred.  The Company determined that to properly state the financial statements at October 31, 2003, retained earnings would need to be reduced by$1.2 million ($744,000 net of tax) and a deferred rent liability of $1.2 million ($744,000 net of tax benefit) would be needed to be recorded.  Beginning November 1, 2003, the Company started to straight line the lease over the remaining lease term (136 months). Since the lease is being straight lined over a shorter period the Company is recognizing an additional $107,000 of expense each year until the lease expires. The result of the application of SFAS 13 would reduce shareholders’ equity and created a deferred rent liability for the periods prior to 11/1/03 (164 months).

Materiality

In making our assessment of materiality, we have considered the guidance in Staff Accounting Bulletin No. 99, Materiality (“SAB99”). SAB 99 includes the following relevant excerpts:

•                  A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.

•                  The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

•                  Financial management must consider both quantitative and qualitative factors in assessing an item’s materiality.

•                  Evaluation of materiality requires a registrant to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material.

•                  The materiality of a misstatement may turn on where it appears in the financial statements.

•                  Does the misstatement affect the registrant’s compliance with loan covenants?

•                  Has the misstatement in effect increased management’s compensation, that is, bonuses or management incentive plans?

Analysis of affects of Corporate Building lease

in thousands (000)	10/31/2003	10/31/2004	10/31/2005

Rent expense difference:
11/1/03 - 10/31/04 and 11/1/04 - 10-31/05
Lease expense recorded	$572	$680	$680
Straight-line lease expense over 25 years	573	573	573
Additional lease expense recognized	$(1)	$107	$107
Income (loss) from continuing operations before taxes - as reported	$(11,769)	$12,041	$17,687
Income from continuing operations before taxes - as adjusted	$(11,770)	$12,148	$17,794
% of expense	0.0%	0.9%	0.6%

Total Liabilities:
Per 10-K (adjusted for tax restatement)	$406,995	$405,051	$294,697
Net increase in deferred rent liability	744	637	571
Adjusted Total	$407,739	$405,688	$295,268
% of restatement	0.18%	0.16%	0.19%

Shareholders’ Equity:
Per 10-K (adjusted for tax restatement)	$50,330	$47,359	$6,495
Unusual items that reduced earnings (a)			12,719
Disc Operations fiscal 2005 (excluding CTA)	—	—	48,219
Shareholders’ Equity before lease adjustment	50,330	47,359	67,433

Net adjustment to Equity for FAS 13 lease	(744)	(744)	(679)
Adjusted Shareholders’ Equity	$49,586	$46,615	$66,754
% of restatement	1.48%	1.57%	1.01%

(a) Items that reduced 2005 earnings:

10/31/05
Unusual Interest Espense Items:
Bond redemption early tender fee	$4,200
Write-off of unamortized bond fees/ discount	3,000
Total interest	7,200
Net of tax	4,320
Unusual Tax Items:
Foreign tax credit carryforward valuation all	4,500
Tax expense for NZ and Canada dividend	3,899
Total tax adjustments	8,399
Total increases to 2005 US net income	$12,719

Assessment

We considered the quantitative measures set forth above and numerous qualitative measures in assessing the impact of the misstatements to the financial statements relative to total liabilities and shareholders equity. Our evaluation is summarized below:

Income from Continuing Operations

•                  Since the lease is being straight lined over a shorter period the Company is recognizing an additional $107,000 of expense in both fiscal 2004 and 2005. This overstatement of rental expense represents less than 1% of the Company’s income from continuing operation before provision for income taxes and therefore is considered to immaterial to the consolidated statements of operations.

Total Liabilities:

•                  The understatement of total liabilities for the deferred rental liability of $637,000 or .16% and $571,000 or .19% for years ended 10/31/04 and 10/31/05, respectively, is immaterial to the consolidated financial statements.

Shareholders’ Equity:

•                  The overstatement of shareholders’ equity for the unrecognized lease expense of $744,000 represents 1.6% of shareholders’ equity as of 10/31/04 is immaterial to the consolidated financial statements.

•                  The overstatement of shareholders’ equity of $679,000 for the unrecognized lease expense as of 10/31/05 represents 10.5% of shareholders’ equity. We believe that certain adjustments should be taken into consideration before calculating the materiality of the item.  This lease matter relates to the current operations of the Company, which encompasses North America and Holland and since shareholders’ equity was significantly negatively affected by the losses from five foreign discontinued operations these losses should be added back to equity to reflect the proper trend of continuing operations.  In addition certain expenses occurred in fiscal 2005 which are not normal or recurring for continuing operations. These expenses relate to interest expense relating to tender fees and unamortized discount of our 2007 senior notes ( $4.3 million net of tax), $3.9 million relating in increased tax expense paid on dividends received from Canada and New Zealand and $4.5 million in valuation allowances for foreign tax credits carry forwards due to the discontinued operations. The overstatement of shareholders’ equity of $679,000 for the unrecognized lease expense as of 10/31/05 after the above noted adjustments represents 1.0% of shareholders’ equity.

•                  The Company feels that without the negative burden of the entities that were discontinued in fiscal 2005 and the profits being generated in the U.S. and Canada that its income from continuing operations before the provision for income taxes should increase in fiscal 2006 by approximately $14.0 million to $32.0 million. In reviewing the current fiscal 2006 budget and the four year outlook, the current operations, North America and Holland, are planned to grow substantially over the next five years and this misstatement will become less relevant over this period.

The following qualitative factors have also been considered:

•                  The focus by industry Research Analysts and investors when evaluating our results is primarily on revenues and pro forma gross margins and operating earnings and internal cash flow.  The misstatement has no effect on these results in the current period;

•                  The misstatement does not mask a change in our earnings trends, or other trends as viewed by Analysts and Investors;

•                  Management has discussed the misstatement with our Audit Committee whose members stated their belief that such amounts are immaterial to the financial statements of all affected periods;

•                  The misstatement is non-cash;

•                  The misstatement identified did not result in any benefit to management through additional compensation. The additional rent expense we began recording in fiscal 2004 actually has a negative effect on management incentive compensation;

•                  We do not have, nor have we had any financial covenants or other contractual requirements that would have been impacted by the misstatement;

•                  The review of the materiality of the restatement to Shareholders’ Equity in not a material change that would effect any relevant ratio that analysts or investors would use;

•                  The misstatement did not involve the concealment of an unlawful transaction; and

•                  The misstatement would not materially change income to loss or vice versa for any affected period.

Conclusion:

The qualitative factors noted above are deemed to be more relevant than the purely quantitative factors. Accordingly, based on the quantitative and qualitative analysis performed within the framework of SAB 99, Management considered the identified misstatements to be immaterial to the consolidated financial statements taken as a whole for any of the affected periods as set forth in the Quantitative Summary above.  The Company has also assessed the impact on fiscal 2004 and fiscal 2005 quarters and determined that the effect on shareholders’ equity was most significant as of 10/31/05 and therefore since it is immaterial at 10/31/05 it would be immaterial for the quarters.

AEP INDUSTRIES INC

ANALYSIS OF LEASE RELATED TO CORPORATE OFFICE

ADDENDUM TO SAB 99 REPORT (DATED JANUARY 17, 2006)

PURPOSE:  The purpose of this worksheet is to provide an analysis of the affects of the Corporate office lease on the quarterly reported income (loss) from continuing operations before provision for income taxes and net income (loss).

	A	B	C	D= A+B-C	E=B-C				G
	As Reported			As Adjusted				As Reported
For the Quarter Ended	Income (loss) from continuing operations before provision for income taxes	Add back: Corporate Office Lease Expense - Actual	Less: Corporate Office Lease Straight-line Expense	Income (loss) from continuing operations before provision for income taxes	Additional Lease Expense Recognized	% of Pre tax income (loss)		Net income (loss)	% of Net income (loss)

January 31, 2004	$316,000	$170,000	$143,250	$342,750	$26,750	8.5	% F	(806,000)	-2.0	% F

April 30, 2004	3,503,000	170,000	143,250	3,529,750	26,750	0.8%		(793,000)	-2.0%

July 31, 2004	490,000	170,000	143,250	516,750	26,750	5.5	% F	(11,572,000)	-0.1	% F

October 31, 2004	8,086,000	170,000	143,250	8,112,750	26,750	0.3%		(4,362,000)	-0.4%

January 31, 2005	(340,000)	170,000	143,250	(313,250)	26,750	-7.9	% F	(6,497,000)	-0.2	% F

April 30, 2005	(3,846,000)	170,000	143,250	(3,819,250)	26,750	-0.7%		(37,704,000)	0.0%

July 31, 2005	12,461,000	170,000	143,250	12,487,750	26,750	0.2%		4,682,000	0.3%

October 31, 2005	9,412,000	170,000	143,250	9,438,750	26,750	0.3%		(11,103,000)	-0.1%

January 31, 2006	5,518,000	170,000	143,250	5,544,750	26,750	0.5%		256,000	6.3	% H

CONCLUSION:

The additional expense of $26,750 reported by the Company in it consolidated statement of operations on a quarterly basis is immaterial.

Note A:      The amounts contained in Column A represent the income (loss) from continuing operations before provision for income taxes as originally reported in the Company’s respective quarterly and annual filings to the SEC.

Note B:        The amounts contained in Column B represent the actual lease expense recorded by the Company and included in income (loss) from continuing operations before provision for income taxes as noted in Column A.

Note C:        The amounts contained in Column C represent the amount of lease expense that should have been recorded if the Company had straight-lined the corporate lease beginning in 1990 in accordance with SFAS 13.

Note F:         The Company concluded that the additional lease expense of $26,750 was immaterial to the consolidated statements of operations despite the percentage being greater than 5% on a pre-tax basis since the percentage would be 2% or less on a net income (loss) basis.

Note G:        This column calculates the after-tax impact of the additional lease expense (approximately $16,050) expressed as a percentage of the Company’s reported net income (loss) for the quarter.

Note H:       The income from continuing operations before provision for income taxes and net income for the quarter ended January 31, 2006 include two unusual items:  $8.0 million of losses related to the write-off of the accumulated translation losses of FIAP offset by $1.4 million of income related to the gain on the sale of the land and building of FIAP. Excluding these unusual items, income from continuing operations before provision for income taxes would have been $12.1 million and the effect of the additional lease expense, expressed as a percentage of the Company’s reported income from continuing operations before provision for income taxes, would have been 0.2% and net income would have been $6.8 million and the effect of the additional lease expense, expressed as a percentage of the Company’s reported net income, would have been 0.2%.  It should be noted that there was no tax benefit related to the accumulated translation losses of FIAP.